

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

Via E-mail
Polys Hajioannou
Chief Executive Officer
Safe Bulkers, Inc.
30-32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece

> **Re:** **Safe Bulkers, Inc.**
> **Registration Statement on Form F-3**
> **Filed March 1, 2013**
> **File No. 333-186977**

Dear Mr. Hajioannou:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Registration Statement Cover Page

2. We note your disclosure in footnote 1 to the Calculation of Registration Fee table that "[s]eparate consideration may or may not be received for shares that are issuable on exercise, conversion or exchange of other securities or that are issued in units." To the extent that separate consideration is to be received, please confirm that the aggregate amount of such consideration will be included in the aggregate offering price of all securities sold. Refer to Rule 457(i) of the Securities Act of 1933.

Exhibit 5.2

3. We note that the Cozen O'Connor opinion is limited to Marshall Islands law. We also note that the registration statement registers preferred stock purchase rights, warrants, debt securities and subscription rights which will be issued pursuant to a stockholders rights agreement, warrant agreement, indenture and subscription rights agreement, respectively, which are or will be governed by New York law. We further note that the Kirkland & Ellis opinion does not provide binding obligation opinions regarding each of the above referenced securities. In this regard, we note that the Kirkland opinion only provides opinions related to the registered preferred stock purchase rights and debt securities. We also note that the opinion related to the preferred stock purchase rights is incomplete and does not provide the required opinion. Please have counsel revise to provide binding obligation opinions related to the registered preferred stock purchase rights, warrants, debt securities and subscription rights. Additionally, the Cozen opinion should be revised, to the extent applicable, to provide opinions related to the company's power to create the respective obligations and that the company has taken the required steps to authorize entering into the respective obligations under Marshall Islands law. Refer to Sections II.B.1.e and II.B.1.f of Staff Legal Bulletin No. 19 dated October 14, 2011.

4. Please have counsel delete the last paragraph on page 2. Investors are entitled to rely on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 dated October 14, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
Christian O. Nagler, Esq.